
November 2, 2011

<u>Via Email</u>
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: Cracker Barrel Old Country Store, Inc.
        Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A
        Filed on October 28, 2011 by Biglari Holdings, Inc., Biglari Capital Corp., the Lion
        Fund, L.P., Sardar Biglari
        File No. 1-25225

        Schedule 13D/A filed by Biglari Holdings, Inc., Biglari Capital Corp., the Lion
        Fund, L.P., Sardar Biglari
        Filed August 23, 2011
        File No. 5-60679

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments.

<u>Background of the Solicitation, page 5</u>

1.   Please refer to your response to prior comment 6 and disclosure on page 9. Please clarify further in your disclosure how the poison pill will serve to "disenfranchise[] all shareholders…"

2.   Please refer to your response to prior comment 9. Each time you make statements in your soliciting materials regarding the participants' belief that the appointment of Mr. Biglari would not result in any antitrust injury, consistently set forth such assertions as your opinion.

3.   Refer to your response to prior comment 16. You have not revised your disclosure to provide the necessary context to your statement. We reissue our comment. Further, if the support you are providing is the Tennessean article, revise your disclosure to specify the time frame covered by the highlighted language.

Proposal No. 1, page 11

4.   We reissue prior comment 18. Please provide supplementally additional supporting data for your statement that Biglari Holdings has achieved an average return of 19.1% per annum since 2000. Further, please revise your disclosure to acknowledge, if true, that your track record includes periods in which measurable success was not achieved. Also, as done in your response, please disclose, if true, that the assessment of "success" is based on Biglari Holdings' and affiliates' judgment of performance in the long-term and may not reflect less successful,. short-term results.

Proposal No. 2, page 14

5.   We partially reissue prior comment 19. As done in your response, please set forth the basis for your belief that the type of poison pill enacted will limit the company's stock price, inclusive of the assumptions you are making. Alternatively, please remove the statement.

Schedule 13D/A

6.   We continue our review of prior comment 26 and may have further comment.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions